SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
	Demand by the Type of Usage	November 2008	November 2009	Year on year growth	November 2008	November 2009	Year on year growth
For November	Residential	6,344	6,590	3.9%	597	640	7.2%
	Commercial	6,620	6,889	4.1%	627	682	8.8%
	Educational	477	543	13.8%	37	46	23.7%
	Industrial	16,168	18,110	12.0%	1,145	1,390	21.3%
	Agricultural	1,003	1,114	11.1%	37	41	11.2%
	Street-lighting	252	285	13.5%	17	21	23.3%

	Total	30,864	33,531	8.6%	2,460	2,820	14.6%

From January To November	Residential	69,866	70,887	1.5%	6,812	6,959	2.2%
	Commercial	79,297	81,589	2.9%	7,528	8,041	6.8%
	Educational	5,164	5,738	11.1%	406	481	18.5%
	Industrial	187,396	188,151	0.4%	12,288	13,803	12.3%
	Agricultural	8,094	8,809	8.8%	341	371	8.6%
	Street-lighting	2,583	2,666	3.2%	185	205	11.0%

	Total	352,400	357,840	1.5%	27,561	29,860	8.3%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KIM, MYUNG-WHAN
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: December 14, 2009